    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OF DECEMBER 18, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              ---------------------

                              ACNIELSEN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              ACNIELSEN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                                    004833109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ---------------------

                                 EARL H. DOPPELT
                            EXECUTIVE VICE PRESIDENT
                               AND GENERAL COUNSEL
                              ACNIELSEN CORPORATION
                                177 BROAD STREET
                           STAMFORD, CONNECTICUT 06901
                                 (203) 961-3000
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                     PERSON AUTHORIZED TO RECEIVE NOTICE AND
                COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                                    Copy to.
                             RICHARD A. GARVEY, ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

/X/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

                                [ACNIELSEN LOGO]

NEWS RELEASE


Media Contacts:                                      Investor Contacts:
--------------                                       -----------------

Richard Myers, ACNielsen                             Darial Sneed, ACNielsen
203-961-3324                                         203-961-3345

Maarten Schikker, VNU                                Rob de Meel, VNU
31-23-546-3600                                       31-23-546-3600

Georgina Challis, VNU, Inc. (U.S.)
646-654-5014                                         For Immediate Release


              VNU AND ACNIELSEN SIGN $2.3 BILLION MERGER AGREEMENT; ACNielsen Shareholders to Receive $36.75 Per Share in Cash


                  TRANSACTION WILL CREATE GLOBAL LEADERSHIP
                  IN MARKETING AND MEDIA INFORMATION SERVICES

STAMFORD, Conn., December 18, 2000 - ACNielsen Corporation (NYSE: ART) today announced that it has entered into a definitive merger agreement under which VNU N.V. will acquire all of the common stock of ACNielsen for $36.75 per share in cash. The aggregate value of the transaction will be approximately $2.3 billion.

TERMS OF THE TRANSACTION

The definitive agreement provides for a cash tender offer by a wholly-owned subsidiary of VNU for all of the outstanding shares of ACNielsen common stock at a price of $36.75 per share. The tender offer is subject to a minimum tender condition of a majority of the fully diluted ACNielsen common shares being validly tendered and not withdrawn. The tender offer will be subject to the satisfaction of certain other conditions specified in the tender offer materials. It is expected that the offer will be consummated in the first quarter of 2001.

Following the completion of the tender offer, VNU will consummate a second-step merger in which the remaining ACNielsen shares will be exchanged for the same cash consideration. The merger is subject to customary conditions. The boards of directors of both companies have approved the transaction.

Evercore Partners Inc. acted as financial advisor to ACNielsen and provided a fairness opinion to the Board of Directors. Simpson Thacher & Bartlett acted as legal advisor to ACNielsen. Merrill Lynch & Co. acted as financial advisor to VNU and Shearman & Sterling acted as legal advisor to VNU.

TRANSACTION CREATES ENHANCED VALUE


Nicholas L. Trivisonno, chairman and chief executive of ACNielsen, said, "We are pleased by the terms of this agreement, which affirms our commitment to deliver value to shareholders of ACNielsen. At the same time, by joining forces with VNU, we will create global leadership in marketing and media information services. Our clients will benefit from the scope of products and services offered by the merged companies, allowing us even greater opportunity to meet their changing needs and help them solve their business problems in today's dynamic marketplace."

ACNielsen said it is on track to deliver full-year 2000 earnings that are in line with the current First Call consensus estimate of $1.40 per diluted share. The consensus is based on the average of seven analyst estimates, each of which excludes charges for Operation Leading Edge, the company's accelerated growth plan.

As a result of today's announcement, the two "Nielsens" will be reunited under the same corporate roof. ACNielsen and Nielsen Media Research were originally part of the company founded by Arthur C. Nielsen and were spun off separately in 1996 in a restructuring of their then-parent company, Dun & Bradstreet. VNU acquired Nielsen Media Research in November 1999.

ABOUT VNU

Headquartered in the Netherlands, VNU is one of the world's leading media and information companies and has leading market positions in marketing and media information, directories and consumer information, as well as educational information. Worldwide, VNU employs approximately 16,000 people and has annual revenue of more than $2.8 billion (1999).

ABOUT ACNIELSEN

ACNielsen, with 21,000 employees and annual revenues of over $1.5 billion, is the world's leading market research firm, offering measurement and analysis of marketplace dynamics, consumer attitudes and behavior, and new and traditional media in more than 100 countries. ACNielsen's clients include leading consumer product manufacturers and retailers, service firms, media and entertainment companies and the Internet community.

CONFERENCE CALL WEBCAST

VNU and ACNielsen will hold a conference call with investors to discuss the transaction at 11:00 a.m. (EST), on Monday, December 18, 2000. This VNU conference call will be webcast live at www.vnu.com.


ACNielsen shareholders are advised to read the tender offer statement regarding the acquisition of ACNielsen referenced in this press release, which will be filed by VNU and its wholly-owned subsidiary, Artist Acquisition, Inc. with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of ACNielsen at no expense to them. These documents will be available at no charge at the SEC's web site at www.sec.gov.

FORWARD-LOOKING STATEMENTS Certain statements contained herein are forward looking. These may be identified by the use of forward-looking words or phrases, such as "anticipate," "believe," "expect," "designed," "intend," "could," "should," "planned," "estimated," "potential," "target," "aim," "objective" and "goal," among others. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby identifying important factors that could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statement. Risks and uncertainties that may affect the operations, performance, development and results of the Company's business include: (i) the availability of retail sources that are willing to sell data to the Company at prices acceptable to the Company; (ii) changes in general economic or competitive conditions which impact the Company's clients' demand for the Company's services; (iii) significant price and service competition;
(iv) rapid technological developments in the collection, manipulation and delivery of information; (v) the Company's ability to complete the implementation of its Euro plans on a timely basis; (vi) the likely incurrence of significant losses by ACNielsen eRatings.com while its business is being developed, the difficulty of forecasting its future revenues and costs and uncertainties associated with the international development of an Internet ratings service; (vii) the Company's ability to successfully implement Operation Leading Edge (its announced plan to enhance its products and services, address changing client needs, improve efficiency and reduce its cost structure) and to achieve the estimated levels of revenue and profit growth therefrom; (viii) the impact of foreign exchange rate fluctuations since so much of the Company's earnings are generated abroad; (ix) the degree of acceptance of new product introductions; (x) the uncertainties of litigation, including the IRI lawsuit;
(xi) uncertainties regarding completion of the VNU acquisition, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. Developments in any of the areas referred to above could cause the Company's results to differ from results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

NOTE TO EDITORS: Look for this press release and further information about ACNielsen at www.acnielsen.com and further information about VNU at www.vnu.com.